Exhibit (a)(5)(clxxxv)

ORACLE CORPORATION ANNOUNCES TIMETABLE FOR ANNOUNCING

RESULTS OF PEOPLESOFT TENDER

ORACLE REMINDS PEOPLESOFT SHAREHOLDERS TO TENDER ALL

THEIR SHARES BY MIDNIGHT TONIGHT

REDWOOD SHORES, California, 19-NOV-2004 The following statement was released by Oracle Corporation (Nasdaq: ORCL):

“We will be announcing the preliminary results of our Tender Offer for PeopleSoft as soon as practicable after 1:00 a.m. EST, November 20, 2004,” stated Oracle’s Chief Financial Officer Harry You. “Based on discussions with our advisors and the depositary, the release will not be issued prior to 1:00 a.m. EST in order to permit the depositary to reflect all tenders up until the expiration at midnight today.”

Oracle encourages all shareholders who have not done so previously to act promptly and to tender their PeopleSoft shares before the midnight deadline. Furthermore, investors are reminded that options that are exercised today and any shares purchased, but not yet settled during the last three days, may be tendered by following the guarantee of delivery procedure.

If shareholders have questions on how to tender their shares, they should contact the Information Agent, MacKenzie Partners, Inc., at (800) 322-2885.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on November 3, 2004 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.